Exhibit 3.200

ARTICLES OF INCORPORATION

OF

POS HOLDINGS, INC.

ARTICLE 1

The name of this corporation (the “Corporation”). is:

POS Holdings, Inc.

ARTICLE 2

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the- practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE .3

The name of the Corporation’s initial agent for service of process is National Registered Agents, Inc.

ARTICLE 4

The total number of shares of stock which the Corporation shall have the authority to issue is One Thousand (1,000) all of which shall be Common Stock, with no par value.

ARTICLE 5

The Corporation is authorized to provide indemnification to agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the Corporation and its shareholders.

ARTICLE 6

The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

DATED:         October 7, 1998

/s/ Howard P. Young
Howard P. Young
Incorporator